IM Cannabis Announces Closing of US$ 35 Million Equity Financing

Toronto, Canada, Glil Yam, Israel, May 10, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to announce the closing of its previously announced overnight marketed offering (the "Offering") of 6,086,956 common shares of the Company (each an "Offered Share") at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35,000,000. The Company also issued 3,043,478 common share purchase warrants (each a "Warrant") to purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase common shares of the Company at an exercise price of US$7.20 for a term of 5 years from today's date (the "Closing Date"). Pursuant to the terms of the Offering, the agents hold an over-allotment option to purchase up to an additional 913,044 Offered Shares and 465,522 Warrants on the same terms and conditions for a period of 30 days following the Closing Date.

A.G.P./Alliance Global Partners and Roth Capital Partners acted as co-lead agents for the Offering in connection with offers and sales in the United States and Roth Canada, ULC acted as the sole agent in Canada. The securities offered under the Offering were issued and sold in the United States and in the provinces of British Columbia, Ontario and Alberta in Canada in accordance with applicable securities laws. BMO Nesbitt Burns Inc. acted as part of the selling group relating to the Offering in Canada.

The Company paid an aggregate fee of US$2,275,000 and issued 182,609 compensation warrants (the "Agent Warrants") to the agents for their services rendered in connection with the Offering. Each Agent Warrant entitles the holder to purchase one common share of the Company at a price of US$6.61 per share at any time following the date that is six months after the date of the agency agreement until the date that is the three and one-half (3.5) year anniversary of the date of the agency agreement.

The Company intends to use the net proceeds of the Offering for: (i) supporting growth initiatives in core markets of Israel, Germany and Canada; (ii) additional strategic mergers and acquisitions opportunities; and (iii) general working capital purposes.

The Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-10 (File No. 333-254255) (the "Registration Statement") filed with the U.S. Securities and Exchange Commission (the "SEC") and a corresponding Canadian base shelf prospectus (the "Shelf Prospectus") filed with the securities regulatory authority in each of the provinces and territories of Canada. On May 5, 2021, the Company filed a final prospectus supplement (the "Prospectus Supplement") in Canada, which also was filed with the SEC.

Certain officers and directors of the Company participated in the Offering on the same terms and conditions as all other purchasers participating in the Offering. Such directors and officers are considered a "related party" of the Company, accordingly, the purchase of such securities of the Company constituted a "related party transaction", as such terms are defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relied on exemptions from the formal valuation and minority approval requirements of MI 61-101 under subsections 5.5(a) and 5.7(1)(a), respectively, as neither the fair market value of the issued securities to directors and officers of the Company, nor the proceeds for such securities received by the Company exceeded 25% of the Company's market capitalization, as calculated in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the closing of the Offering as they wished to close the Offering on a timely basis.

A copy of the Prospectus Supplement and Shelf Prospectus can be found on SEDAR at www.sedar.com and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares or Warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Offering, and the use of proceeds of the Offering.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC and others that apply to the industry generally.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: that the Company's use of proceeds of the Offering may differ from those indicated; additional financing requirements; IMC's ability to realize future net revenue and EBITDA; the ability of IMC to complete its acquisition of MYM; the Company's inability to capture the benefits associated with its acquisition of Trichome Financial Inc. ("Trichome"); risks related to Trichome's lending operations; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; engaging in activities considered illegal under United States federal law; risks of product liability and other safety-related liability as a result of usage of the Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Adjupharm and Focus Medical to deliver on their respective sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any inability of the Company to comply with and maintain in good standing with the Israeli Ministry of Health and/or the Israeli Medical Cannabis Agency any licenses required to conduct its operations; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health on similar or better terms; any failure to obtain the requisite business permits in the State of Israel; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; the Company's ability to maintain or improve the brand position of the IMC brand in relevant cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the ability of the Company to access future financing if needed or on terms acceptable to the Company; dilution of shareholders' holdings from future issuances of the Company's securities; the lack of merger and acquisition opportunities; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; interest rate and currency fluctuations; increasing competition; industry consolidation; failure to meet the continued listing requirements of the Nasdaq Capital Market and the Canadian Securities Exchange; and loss of key management and/or employees.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com